LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

17 State Street, Suite 1610

New York, New York 10004

(212) 732-7184   Fax: (212) 202-6380

E-mail: lou@louistlaw.com

October 16, 2006

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attn:

Tangela Richter

Donna Levy

Re:

Edgewater Foods International, Inc.

Form SB-2/A Filed July 20, 2006 File No. 333-135796; Pre-Effective Amendment No. 2 Filed October 10, 2006; Pre-Effective Amendment No. 3 Filed October 16, 2006; and Pre-Effective Amendment No. 4 Filed October 16, 2006.

Dear Ms. Richter:

This letter is provided in response to our telephone conversation this afternoon with Lily Dang regarding the above-referenced registration statement for our client, Edgewater Foods International, Inc. (the “Company”).  Pursuant to our conversation, we revised the signature page of the SB-2 to include Michael Boswell’s signature as both the Company’s Acting Chief Financial Officer and Acting Chief Accounting Officer.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
	/s/	Louis Taubman Louis E. Taubman
cc: Robert Saunders, CEO Edgewater Foods International, Inc.